UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

                         INFORMATION TO BE INCLUDED IN
               STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
                        AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)


                            CTB International Corp.
                 ------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                 ------------------------------------------
                        (Title of Class of Securities)

                                125960104
                 ------------------------------------------
                              (CUSIP Number)

                              August 26, 1997
                 ------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/  Rule 13d-1(b)
     /_/  Rule 13d-1(c)
     /X/  Rule 13d-1(d)

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 5 Pages)

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CUSIP No.  125960104
-----------------------------------------------------------------------------
                  1)   Name of Reporting Person
                       S.S. or I.R.S. Identification No. of Above Person:

                       J. Christopher Chocola
-----------------------------------------------------------------------------
                  2)   Check the Appropriate Box if a Member of a Group (a) /_/
                       (See Instructions):                              (b) /X/

-----------------------------------------------------------------------------
                  3)   SEC Use Only

-----------------------------------------------------------------------------
                  4)   Citizenship or Place of Organization:  United States of
                       America
-----------------------------------------------------------------------------
    Number of          5)   Sole Voting Power:  702,323
     Shares        ----------------------------------------------------------
  Beneficially         6)   Shared Voting Power:  0
    Owned by       ----------------------------------------------------------
 Each Reporting        7)   Sole Dispositive Power:  702,323
   Person With     ----------------------------------------------------------
                       8)   Shared Dispositive Power: 0
-----------------------------------------------------------------------------
                  9)   Aggregate Amount Beneficially Owned by Each Reporting
                       Person:  704,587
-----------------------------------------------------------------------------
                  10)  Check Box if the Aggregate Amount in Row (9) Excludes
                       Certain Shares (See Instructions):                 /_/

-----------------------------------------------------------------------------
                  11)  Percent of Class Represented by Amount in Row (9):
                       5.9%
-----------------------------------------------------------------------------
                  12)  Type of Reporting Person (See Instructions):  IN
-----------------------------------------------------------------------------
                              (Page 2 of 5 Pages)

                                 SCHEDULE 13G


Item 1(a).     Name of Issuer:

               CTB International Corp.

Item 1(b).     Address of  Issuer's Principal Executive Offices:

               State Road 15 North
               P.O. Box 2000
               Milford, IN 46542-2000

Item 2(a).     Name of Persons Filing:

               J. Christopher Chocola

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               State Road 15 North
               PO Box 2000
               Milford, Indiana 46542-2000

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number:

               125960104

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a) /_/ Broker or dealer registered under Section 15 of the Exchange Act.

               (b) /_/    Bank as defined in section 3(a)(6) of the Exchange
                          Act.

               (c) /_/ Insurance company as defined in Section 3(a)(19) of the Exchange Act.


                              (Page 3 of 5 Pages)

               (d) /_/ Investment company registered under Section 8 of the Investment Company Act.

               (e) /_/ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

               (f) /_/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) /_/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) /_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i) /_/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j) /_/    Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

     If this statement is filed pursuant to Rule 13d-1(c), check this box. /_/

Item 4.        Ownership.

               (a)  Amount Beneficially Owned

                    See Item 5 of the cover page.

               (b)  Percent of Class

                    See Item 11 of the cover page, which is based upon Item 5
               of the cover page.  See Item 4(a).

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote

                         See Item 5 of the cover page.

                   (ii)  shared power to vote or to direct the vote

                         See Item 6 of the cover page.

                  (iii)  sole power to dispose or to direct the disposition of

                         See Item 7 of the cover page.

                              (Page 4 of 5 Pages)

               (iv)  shared power to dispose or to direct the disposition of

                     See Item 8 of the cover page.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

          Not applicable.



                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          By:  /s/ J. Christopher Chocola
                                               -----------------------------
                                               Name:  J. Christopher Chocola

October 19, 1999
                              (Page 5 of 5 Pages)